

June 15, 2023

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

> **Re: Morningstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated May 31, 2023**
> **File No. 000-51280**

Dear Jason Dubinsky:

We have reviewed your May 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

6. Segment and Geographical Area Information, page 93

1. In your response to our comments, you outlined that your monthly financial results packages include operating income, margin, and expense performance across product areas and central functions. Additionally, your monthly or quarterly business review meetings include sharing measurements of product area profitability, including operating income before central cost allocations and EBITDA, both including and excluding central cost allocations. Please tell us why you believe that this information does not represent discrete financial information. Refer to ASC 280-10-50-1(c).

2. We note from your response that your product area managers are responsible for making product area operational decisions based on their Objectives and Key Results ("OKRs") and budget, report directly to your CODM, and meet periodically with your CODM.

Additionally, we note that 75% of your product area managers' bonuses are driven primarily by their specific area's financial results. Please provide us with your analysis of whether product area managers are segment managers based on ASC 280-10-50-7.

3. You state in your response that "[r]esource allocation decisions are made at the total Company level and allocated across product areas and central functions as part of the annual budget process with final determinations made by the CODM." Please describe in detail the product area-level information the CODM receives as part of the budgeting process and how he uses it. Please also describe in detail the CODM's participation in meetings that discuss the product area budget submissions, any feedback and further guidance that the CODM provides at the product area-level during the budgeting process, and whether the CODM makes or requests changes to product area budgets.

4. In your response, you state that product area leaders "develop OKRs, which are reviewed and approved by the CODM to ensure alignment across the entire organization to achieve its shared strategic, operational, and financial objectives." Describe for us in detail the process by which product area OKRs are developed, including the CODM's involvement in reviewing and approving OKRs. As part of this, tell us what your 2022 OKRs were for each product area and the financial measure(s) which were used to evaluate progress towards the achievement of each OKR, as applicable. Finally, you state that your annual compensation plans align your executives' pay with performance against OKRs. Please tell us if product area leaders' pay is based on Company-wide OKRs or product area OKRs.

5. You state in your response that a key topic at the monthly or quarterly business review meetings that the CODM and product area leaders attend "is the financial performance of the product area against budget and progress toward that teams' OKRs." Your response also indicates that the CODM attends these meetings "to support the individual performance management of its direct reports, which is based on financial performance against budget and the achievement of their respective OKRs." As noted in the comments above, the information shared at these meetings typically includes measurements of product area profitability, product area OKRs are reviewed and approved by the CODM and budgeting takes place at the product area level. We also note your reference to the CODM's statements that the "Company evaluates opportunities to shift resources across product areas in response to customer and business needs." Explain to us how you concluded that your CODM does not regularly utilize product area financial information when making decisions to allocate resources. Refer to ASC 280-10-50-1(b).

You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance